On November 20, 2006, Bloomberg’s Nina de Roy and Mike Barton interviewed Pavel Tatyanin, chief financial officer of Evraz Group, S.A. (“Evraz”). A copy of the transcript of this interview follows below.

Additional Information

The tender offer referred to herein has not commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Oregon Steel Mills, Inc. ("Oregon Steel"). At the time the tender offer is commenced, Oscar Acquisition Merger Sub, Inc. and Evraz intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Oregon Steel intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Oscar Acquisition Merger Sub, Inc., Evraz and Oregon Steel intend to mail these documents to the stockholders of Oregon Steel. These documents will contain important information about the tender offer and stockholders of Oregon Steel are urged to read them carefully when they become available. Stockholders of Oregon Steel will be able to obtain a free copy of these documents (when they become available) at http://www.evraz.com/ and http://www.osm.com/ and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Evraz by contacting Evraz at ir@evraz.com or +7-495-2321370, attention: Investor Relations, or from Oregon Steel by contacting Oregon Steel at +1 503 240 5223 attention: Investor Relations.

Forward Looking Information

This document contains forward-looking statements, including statements regarding the expected benefits of the acquisition, which involve a number of risks and uncertainties. These statements are based on Evraz’s and Oregon Steel’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; the successful integration of Oregon Steel into Evraz’s business subsequent to the closing of the acquisition; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; potential equipment malfunction; and plant construction and repair delays; the ability to retain key management and technical personnel of Oregon Steel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Oregon Steel’s report on Form 10-K filed with the Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2005. Oregon Steel and Evraz are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Transcript of Interview

DE ROY: Let's get more on the strategy behind Evraz's deal. Evraz's chief financial officer, Pavel Tatyanin, joins us now, live from our Moscow studio. Thanks very much for joining us.

A quick word about the deal. Why is Evraz paying such a handsome premium for Oregon, at 6.3 percent more than the closing price?

TATYANIN: Well, we think that we're paying a substantial premium, which is a reflection of the growth that the company has been able to achieve. And when I mean the company, I mean Oregon Steel, of course.

The company has been developing quite extensively over the past three years, and we appreciate the management's effort that they put into this development, as well as the employees.

The company has shown quite hefty and healthy EBITDA margin in the first half of the year, posting 22 percent. That compares to 28.6 percent for Evraz stand alone. Twenty-two percent we view as a very, very healthy result for a Western steel company that operates in the mature steel markets.

So, we think that the premium that we agreed to pay for Oregon Steel is basically a reflection of the growth that the company has been able to achieve, and the future growth that we're looking for to get from Oregon Steel.

DE ROY: When you say those are healthy margins from an already mature market, does that mean that there's any room left for growth in this company?

TATYANIN: Yes, we think that, as an existing business, Oregon, of course, is developing into premium, high margin products. And they're trying to capitalize on the growth in the North American oil and gas market that's investing heavily in the pipeline business, effectively in line pipe production.

And we think that we will create significant synergies teaming up the two companies. And we will support Oregon business model with the low-cost production of slab that is coming out of our Russian steel mills.

And we are almost 100 percent covered in our own coking coal production, and we're 80 percent covered in iron ore. So, we think that a very strong platform in upstream, combined with the very, very good production of slab and added production of Oregon value-added products, we think this will all yield very, very good results.

DE ROY: So, does that mean you're going to branch out into new products? You did mention the oil and gas industry. Are you planning on making pipe, steel pipes, for instance? And where will you be making them, in the U.S. or in Russia, where labor is cheaper?

TATYANIN: Well, we think that it's not a labor issue. We think it's a quality issue. And we appreciate the quality of the product that Oregon are able to produce.

Oregon are a well established name in the North American markets, and they are very, very well perceived by the clients in the pipeline industry. So we think that we can capitalize on the market position of Oregon in respect of markets.

DE ROY: Will Oregon be taking on your name then? If you say it's got a very consolidated position, well regarded, are you planning to keep that brand? Or will you be merging it with your own name?

TATYANIN: We believe that it's premature to say whether we will retain the name or change the name. I just want to mention that there too are positions that we contemplated in the past 24 months, and that is Vitkovice Steel in Czech Republic, and also Palini e Bertoli in northern Italy. These both have retained their original names so far.

BARTON: Do you see any possibility of a disruption to this deal? Do you think there's a chance of a counter bid?

TATYANIN: Well, we, of course, would not want to speculate on that. However, we think that we have offered a substantial premium, and we've made a very good offer to shareholders in Oregon Steel.

We think that the positive sign is definitely that the board of directors of Oregon have recommended the shareholders to tender their shares. However, we think that the merger agreement provides for some protection for Evraz in case there is an interloper and the board of Oregon decides that they would want to take the other bid.

BARTON: Who do you see as your big competition right now? Russian company, Indian, Brazilian companies? Who's the biggest threat to you right now?

TATYANIN: We think that as far as Russian side of our business is concerned, where we the dominate long product producer, we don't see any major competition in the key markets, such as railway and construction. Globally, we think there's the usual suspects.

We, of course, are impacted by the Asian exporters, and we compete with the key names. Brazilians are no exception.

BARTON: Can you tell us about job cuts to be implemented as part of this deal? Do you have any numbers for us, and what sort of cost cuts you could implement, as well?

TATYANIN: We think that the management has done - the management of Oregon Steel - has already done to-date a very, very good job in optimizing between the production and the labor composition.

We do not foresee any major change to the current employment numbers. And we are quite confident that the personnel that is currently employed by the company will, in principle, stay intact.

DE ROY: I just want to ask you, Mr. Tatyanin, and how has the recent signing of the WTO agreement between Russia and the U.S. impacted this decision? Has it had anything to do with it?

I mean, Putin and Bush met just last week in Moscow.

TATYANIN: We think it's a pure coincidence. Yes, it does sound as a very busy U.S.-Russia weekend, but it's a coincidence. We think that the meeting on the - the summit - does not really influence the decision on Evraz and Oregon side.

DE ROY: I also want to ask you why - I mean, as a big - as you will now be a big investor in one of the largest U.S. steel mills, are you feeling any backlash against, say, emerging market companies coming into these already mature markets and buying out some of their bastions of industry?

TATYANIN: Well, we generally see that the market has grown into something which is very, very international. We think we're being - with the consolidation activity that we've seen in the steel industry over the past 18 to 24 months, it's very difficult to say what nationality each company is.

We think that we, as a company, have lost our Russian brand already. We have operations in Czech Republic, in Italy, in the U.S. already. On top of Oregon Steel we own Stratcor, a vanadium producer. And we also have bought a stake in Highveld, which is South African steel producer.

So, it's very difficult to judge now which national tag you put on the company.

DE ROY: Let's look at the big picture now of the world economy - predictions that the West is going to slow down, its economy is going to slow down. Also, the carmakers, which are your main customers, aren't having an easy time in these markets.

How is growth going to come from the U.S. market? Or will you now start to look towards other regions in the world, like Asia?

TATYANIN: Well, we think that U.S. market still offers an attractive opportunity for us to develop our business.

We are more inclined to develop the plate portfolio and the plate line of our business, and that was the main driver between the two acquisitions in Europe. And we currently estimate our European market share in plate reaching as high as 10 percent.

So, with the acquisition of Oregon Steel, we think that we've added another premium plate producer to our portfolio. So we would not be as concerned as that.

We, of course, would have some concerns if we would be exposed to the car manufacturers. But for us the key focus remains plate.

DE ROY: And so, you won't be planning to make other acquisitions elsewhere across the world, and if this deal doesn't pull through?

TATYANIN: We are quite hopeful that this deal will pull through. We will try - we are excited about this opportunity, and we're currently focused on this one.

Of course, we remain open to any other acquisition

opportunities to the extent that they meet the two criteria. One is generating return on invested capital above 20 percent per annum, and the other one, fitting our product mix and production strategically.

To the extent that new opportunities meet these two criteria, we will continue looking at others. But currently, we're focused on Oregon Steel.

DE ROY: I do want to ask you a little bit about your shareholder structure in your company. I mean, Roman Abramovich holds about 40 percent of it.

What is he like as an investor? Do you think that his investment will be a long-term one? Has that been beneficial to your company?

TATYANIN: Well, we, of course, welcome every shareholder that buys Evraz shares and comes in, especially as a strong investor.

We have seen representatives of Millhouse coming in and joining the board of directors, and we think we will capitalize on the expertise that these people have in running Russian and international companies. And we, of course, have added to our financial strengths with the new shareholder coming in.

DE ROY: But what about consolidation across the board in the industry? We've had Mittal tying up with Arcelor, and yourself tying up with Oregon Steel Mills.

Say, by the end of the decade, 2010 - come 2010, how many steelmakers do you think we're going to have?

TATYANIN: Well, there is a lot of discussion that we will have, in general, about five major steelmakers.

But, I mean, Evraz is a kind of company that has not been driven by the tons, and we have no strategic intention to be one of the top five by volumes. Our strategic target remains to be one of the top five by EBITDA margin.

So we think that adding such companies as Oregon Steel to our portfolio would enhance our margin and would move very, very close to reach this target.

DE ROY: Also, just want to get your view on some of the

politics of Russia. For instance, I mean, we've got - the

Kremlin's very keen to have a number of large companies tying up with themselves, creating strategic, large players across the world - RUSAL, SUAL tying up.

What's your view on that, as one of the heads of one of the largest companies there?

TATYANIN: Well, our view is that we have always been trying to stay away from politics and concentrate on the business.

We have done, we believe, a quite good job over the past several years in building the company to become one of the global leaders in profitability, and we will continue to concentrate our focus on the business matters, and we would not comment on the political issues.

BARTON: Mr. Tatyanin, thanks very much for joining us today. Evraz CFO, Pavel Tatyanin.